UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SunGard Capital Corporation
File No. 000-53653
SunGard Capital Corporation II
File No. 000-53654
SunGard Data Systems Inc.
File No. 001-12989

CF#29228

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　　　SunGard Capital Corporation, SunGard Capital Corporation II, and SunGard Data Systems Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2011.

　　　Based on representations by SunGard Capital Corporation, SunGard Capital Corporation II, and SunGard Data Systems Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

　　　　　Exhibit 10.1　　　　through April 1, 2016

　　　For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel